475 Half Day Road, Suite 500 Lincolnshire, IL 60069 USA T: +1 847 634 6700 F: +1 847 913 8766 www.zebra.com

VIA EDGAR

August 6, 2013

Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Zebra Technologies Corporation

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 21, 2013

File No. 000-19406

Dear Mr. Vaughn:

On behalf of Zebra Technologies Corporation (“Zebra”), set forth below are responses to your letter of comment dated June 25, 2013 (the “Letter”) relating to the above-referenced Form 10-K. The comments and headings from the Letter are repeated below (comments are in italics), and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Letter.

Form 10-K for the fiscal year ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Exit and restructuring costs, page 27

1.	We note that during the year ended December 31, 2012 you incurred $960,000 of restructuring charges related to your location solutions business management structure. We also note that you expect to incur an additional $5.4 million in costs related to this restructuring. Your current discussion of reasons for the charge, its expected impact and the goals of the restructuring plan are unclear. Please refer to the staff’s views expressed in SAB Topic 5-P.4 on disclosures relating to restructuring plans and in future filings please revise your disclosure to address the following:

•	Disclose the specific adverse economic, business, competitive, or other factors that precipitated the restructuring charges.

August 6, 2013 Page 2 of 5

•	Quantify and disclose the expected effects on future earnings and cash flows resulting from the restructuring plan along with the initial period in which those effects are expected to be realized.

•	Discuss whether the cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues.

•	Clearly identify the income statement line items to be impacted (for example, cost of sales; marketing; selling, general and administrative expenses; etc.).

•

In future periods if actual savings anticipated by the restructuring plan are not achieved as expected or are achieved in periods other than as expected, MD&A should discuss that outcome, its reasons, and its likely effects on future operating results and liquidity.

Response:

We have reviewed your comments in this area and have amended our disclosures including the MD&A related to exit and restructuring costs to address these comments, beginning with our Form 10-Q for the second quarter of 2013, which we filed on August 6, 2013. Our revised disclosure will be similar to the below example:

Note 7 – Costs Associated with Exit and Restructuring Activities

In December 2012, we began a plan, “2012 restructuring plan,” to restructure our Location Solutions business management structure. We also announced a project to further optimize our manufacturing operations, which includes the consolidation and relocation of support functions.

During the third quarter of 2012, the Location Solutions revenue decreased from our previous business plans. The Locations Solutions 2012 restructuring plan was initiated as expected revenue increases failed to be realized due to slower than anticipated growth in the automotive and process manufacturing industries, weakness in the government sector, and lack of near term improvement related to Location Solutions.

In the second quarter of 2013 management determined that additional restructuring actions would be required to meet our financial goals for the Location Solutions business.

August 6, 2013 Page 3 of 5

During 2007, Zebra began a plan to outsource printer manufacturing which was completed during 2010. During the fourth quarter of 2012, we determined that further supply chain cost reductions were possible by moving certain supply chain support operations closer to our contract printer manufacturer.

The costs below incurred for the year ended December 31, 2012, represent the costs related to the restructuring of our Location Solutions business management structure. Costs incurred for 2013 and costs expected to be incurred relate to the following: restructuring of Zebra’s manufacturing operations, relocation of a significant portion of Zebra’s supply chain operations from the U.S. to China, consolidating activities domestically, restructuring of our sales operations and corporate restructuring as well as an amendment to the Location Solutions “2012 restructuring plan” adding additional restructuring charges to be incurred.

There were no exit and restructuring costs for 2012, exit and restructuring costs for 2013 are as follows:

	Three Months Ended June 29, 2013	Six Months Ended June 29, 2013
Severance, stay bonuses, and other employee-related expenses	$1,036	$2,898
Professional services	54	66
Relocation and transition costs	11	32

Total	$1,101	$2,996

As of June 29, 2013, we have incurred the following exit and restructuring costs related to the location solutions business management structure and manufacturing operations relocation and restructuring (in thousands):

Type of Cost	Cost incurred through December 31, 2012	Costs incurred for the six months ended June 29, 2013	Total costs incurred as of June 29, 2013	Additional costs expected to be incurred	Total costs expected to be incurred
Severance, stay bonuses, and other employee-related expenses	$960	$2,898	$3,858	$2,702	$6,560
Professional services	0	66	66	244	310
Relocation and transition costs	0	32	32	748	780

Total	$960	$2,996	$3,956	$3,694	$7,650

Liabilities and expenses below relate to the 2011 and 2012 exit and restructuring plans (in thousands):

	Six Months Ended
	June 29, 2013	June 30, 2012
Balance at beginning of period	$967	$1,048
Charged to earnings	2,996	0
Cash paid	(3,175)	(380)

Balance at the end of period	$788	$668

August 6, 2013 Page 4 of 5

Liabilities related to exit and restructuring activities are included in the accrued liabilities line item on the balance sheet. All exit costs are included in operating expenses under the line item exit and restructuring costs.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Exit and restructuring costs

During the third quarter of 2012, the Location Solutions revenue decreased from our previous business plans. The Locations Solutions 2012 restructuring plan was initiated as expected revenue increases failed to be realized due to slower than anticipated growth in the automotive and process manufacturing industries, weakness in the government sector, and lack of near term improvement related to Location Solutions.

In the second quarter of 2013 management determined that additional restructuring actions would be required to meet our financial goals for the Location Solutions business. We anticipate that the results of our restructuring actions will reduce costs of the Location Solutions business by $4,000,000 per year. These savings should be fully realized by the fourth quarter of 2013. The savings from the Location Solutions restructuring plan will primarily benefit cost of goods sold and selling and marketing costs.

During 2007, Zebra began a plan to outsource printer manufacturing which was completed during 2010. During the fourth quarter of 2012, we determined that further supply chain cost reductions were possible by moving certain supply chain support operations closer to our contract printer manufacturer. We anticipate these actions will generate $2,600,000 in savings to our cost of goods sold. These actions should be completed by the end of 2013.

Note 20 – Geographic Data, page F-32

2.	We note that you attribute revenue by geographic area to the destination of the final sale. We further note your revenues for the United Sates are greater than your total revenues for North America. Please explain to us how you determine your revenue allocation by country and explain why revenues for the United States are greater than the revenues from North America. Additionally, please revise future filings to clearly explain your basis for determining revenues by country.

August 6, 2013 Page 5 of 5

Response:

As you noted, our revenues by region are based on the final destination of product shipment. However, our revenues by country are determined by the country from where the products are invoiced. Revenues for the United States exceed revenues for North America for the reason that generally, our United States sales company serves both the North America and Latin America geographic region while our United Kingdom sales company serves Europe, Middle East and Africa region and our Singapore sales company serves the entire Asia Pacific region. We will revise our future disclosures to add a paragraph to explain revenue by country. The revised disclosure will be as follows:

Net Sales by country are determined by the country from where the products are invoiced when they leave Zebra’s warehouse. Generally, our United States sales company serves North America and Latin America while our United Kingdom sales company serves the Europe, Middle East and Africa markets and our Singapore sales company serves all of the Asia Pacific market.

Zebra acknowledges the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above responses, please contact me directly at 847-793-2664.

Sincerely,

/s/ Michael C. Smiley

Michael C. Smiley
Chief Financial Officer

cc:	Mr. Kevin L. Vaughn, Accounting Branch Chief, Securities Exchange Commission

Eric Atallah, Staff Accountant, Securities and Exchange Commission

Mr. Michael Smith, Chairman, Zebra Technologies

Mr. Anders Gustafsson, Chief Executive Officer, Zebra Technologies

Mr. Jim Kaput, General Counsel, Zebra Technologies

Mr. Todd Naughton, VP, Finance/Chief Accounting Officer, Zebra Technologies